Francis J. McCann, P.Eng.
AMC Mining Consultants (Canada) Ltd.
Suite 200, 140 Yonge Street
Toronto, Ontario
M5C 1X6

CONSENT of QUALIFIED PERSON

I, Francis J. McCann, P.Eng., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada” with an effective date of 28 March 2022 by New Gold Inc.

Dated this 30 March 2022

/s/ Francis J. McCann
Francis J. McCann, P.Eng.
General Manager, Toronto / Principal Mining Engineer
AMC Mining Consultants (Canada) Ltd.